Mail Stop 3010

April 26, 2010

VIA U.S. MAIL AND FAX 81-3-3274-4496

Masafumi Nakada
Senior Managing Director and Chief Financial Officer
Nomura Holdings, Inc.
9-1, Nihonbashi 1-chome
Chuo-ku, Tokyo 103-8645
Japan

Dear Mr. Nakada:

We have read your response letter dated April 15, 2010 and have the following additional comments. If you disagree with our comments, we will consider your explanation as to why our comments are not applicable. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

1. Beginning with your next Form 20-F for the year ended March 31, 2010, please:

    a. Revise your accounting policy disclosure to discuss the circumstances where certain repo to maturity, Gensaki and securities lending transactions are accounted for as sales transactions; and

    b. Disclose the amounts of these transactions that are accounted for as a sale in the discussion of Off-Balance Sheet Arrangements, Contractual Obligations disclosure or other section as appropriate.

2. Your response indicated that you offset securities owned (long positions) with securities sold, but not yet purchased (short positions) in your consolidated financial statements. Please clarify whether your identification of short and long positions is limited to short and long positions with the same CUSIP.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR. Please contact me at (202) 551-3498 if you have any questions.

Sincerely,

Linda van Doorn
Senior Assistant Chief Accountant